UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2026

Commission file number: 001-42749

POMDOCTOR LIMITED

Yongxu Industrial Park
No.19-23 Hejing Road, Dongsha Street
Liwan District, Guangzhou 510000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

POMDOCTOR LIMITED is furnishing its unaudited interim condensed consolidated financial statements and footnotes for the six months ended June 30, 2025 and 2026. The unaudited interim condensed consolidated financial statements and notes are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2025 and 2026 is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements of POMDOCTOR LIMITED
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2025 and 2026
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POMDOCTOR LIMITED

By:	/s/ Zhenyang Shi
Name:	Zhenyang Shi
Title:	Chairman and Chief Executive Officer

Date: September 29, 2026

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